

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2018

Via E-mail
Olivier Brandicourt
Chief Executive Officer
Sanofi
54, Rue La Boétie, 75008 Paris, France

>   **Re: Sanofi**
>   **Form 20-F for the Fiscal Year Ended December 31, 2017**
>   **Filed March 7, 2018**
>   **File No. 1-31368**

Dear Mr. Brandicourt:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

General

1. We note the website of your office in Syria. We also are aware of publicly available information indicating that your products are sold in Sudan. Syria and Sudan are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and/or export controls. You do not include disclosure about contacts with Syria and Sudan. Please describe to us the nature and extent of any past, current and anticipated contacts with Syria and Sudan, whether through subsidiaries, distributors, or other direct or indirect arrangements. You should describe any products you have provided into Syria and Sudan, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Syria and Sudan or entities they control.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.


Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk


cc: Suzanne Hayes
       Assistant Director
       Division of Corporation Finance